Appendix A
to the Operating Expenses Limitation Agreement

(as amended on April 1, 2016, to reflect a reduction in the operating expense limit for the Investor Classes)

Series or Fund of Advisors Series Trust	Operating Expense Limit
Huber Capital Equity Income Fund – Investor Class	1.39%
Huber Capital Equity Income Fund – Institutional Class	0.99%
Huber Capital Small Cap Value Fund – Investor Class	1.75%
Huber Capital Small Cap Value Fund – Institutional Class	1.35%
Huber Capital Diversified Large Cap Value Fund – Investor Class	1.15%
Huber Capital Diversified Large Cap Value Fund – Institutional Class	0.75%
Huber Capital Mid Cap Value Fund – Investor Class	1.40%
Huber Capital Mid Cap Value Fund – Institutional Class	1.10%

ADVISORS SERIES TRUST	HUBER CAPITAL MANAGEMENT, LLC
on behalf of the Funds listed on Appendix A

By: /s/Douglas G. Hess	By: /s/Gary Thomas

Name: Douglas G. Hess	Name: Gary Thomas

Title: President	Title: COO/CCO